UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

Translation into English from original press release in Spanish, dated September 28, 2004.

SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 228/ 2004

DATE: 09/ 28/ 2004

SUCCESSFUL PLACEMENT OF PEMEX BONDS IN THE INTERNATIONAL
MARKETS

Pemex issues U.S. $ 1.75 billion Great acceptance from the investing public

     Petróleos Mexicanos, through the financing vehicle "Pemex Project Funding Master Trust", successfully closed today an issuance of bonds for U.S. $ 1.75 billion that shall be directed to the financing of long-term productive infrastructure projects (PIDIREGAS).

     Merrill Lynch, HSBC and Citigroup were the leaders of this issuance and its placement was performed among institutional and private investors from the financial markets of Asia and Europe.

     These bonds are referred to as perpetual, because they do not have a pre-established maturity date. However, PEMEX shall have the option of redeeming the bonds at any time on or after September 28, 2009.

     The bonds were placed at a price of 100 per cent and will pay a coupon of 7.75 per cent, payable on a quarterly basis. The yield to the investor shall be of 7.75 per cent.

     Because of the great acceptance that this operation had among the investing public, the demand exceeded U.S. $ 4.9 billion. It is the transaction of the greatest volume ever executed by PEMEX in the capital markets.

     The above confirms the confidence of the international markets in the soundness of Petróleos Mexicanos as one of the most important oil companies worldwide.

********

*	Stabilisation/FSA

**	This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: October 14, 2004

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.